As filed pursuant to Rule 424(b)(7)
Registration No. 333-133462

PROSPECTUS

2,500,000 Shares

DELTA FINANCIAL CORPORATION

Common Stock

     This prospectus covers the offer and resale by the selling stockholders named in this prospectus of up to 2,500,000 shares of our common stock which are currently issued and outstanding. The selling stockholders acquired these shares from us in a private placement completed on or about April 10, 2006.

     The selling stockholders may offer and sell the shares of our common stock in their discretion from time to time at prevailing market prices or at negotiated or fixed prices. We will not receive any of the proceeds from the sale of these shares.

     Our common stock is traded on the American Stock Exchange, or the AMEX, under the symbol “DFC.” On June 6, 2006, the last reported sales price for our common stock on the AMEX was $9.41 per share.

Investing in our common stock involves a high degree of risk. You should read and consider carefully the risk factors beginning on page 4 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is June 7, 2006.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Statements in this prospectus that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 27A of the Securities Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Generally, forward-looking statements can be identified by the use of forward-looking terminology including, but not limited to, “anticipate that,” “believes,” “continue to,” “estimates,” “expects to,” “hopes,” “intends,” “may,” “plans,” “potential,” “predict,” “should,” “could,” “is likely to,” “believe,” “to be,” “will be,” “will continue to be,” or similar words or terminology. These statements include, but are not limited to, our future profitability and our future net interest income, our future cash flows and liquidity requirements, the future performance of our loan portfolios, our plans to grow originations, the impact of changes in interest rates, our future hedging strategy, the anticipated impact to our financial statements of our change to our accounting for securitizations, our ability to realize benefits from our deferred tax asset, and our anticipated outcome of litigation and regulatory matters, as well as statements expressing optimism or pessimism about future operating results. All forward-looking statements are necessarily only estimates of future results and there can be no assurance that actual results will not differ materially from expectations. Therefore, investors are cautioned not to place undue reliance on such statements.

      Because the risk factors described beginning on page 4 of this prospectus could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements that we make, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as may be required under applicable law.

OUR BUSINESS

     The Securities and Exchange Commission, or the Commission, allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Commission will update automatically, supplement and/or supersede this information. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should read the following summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference. References in this prospectus to “our company,” “we,” “our,” and “us” refer to Delta Financial Corporation and its subsidiaries.

     We are a national specialty consumer finance company that originates, securitizes and sells (and, prior to May 2001, serviced) non-conforming mortgage loans. Our loans primarily are secured by first mortgages on one- to four-family residential properties. Throughout our 24-year operating history, we have focused on lending to individuals who generally do not satisfy the credit, documentation or other underwriting standards set by more traditional sources of mortgage credit, including those entities that make loans in compliance with the conforming lending guidelines of Fannie Mae and Freddie Mac. We make mortgage loans to these borrowers for purposes such as debt consolidation, refinancing, education and home improvement.

     We make mortgage loans to individual borrowers, which are a cash outlay for us. At the time we originate a loan, and prior to the time we securitize or sell the loan, we either finance the loan by borrowing under our warehouse lines of credit or utilizing our available working capital. Following this initial holding period, we either securitize our loans or sell them on a whole-loan basis, using the net proceeds from these transactions to repay our warehouse lines of credit and for working capital. Since the first quarter of 2004, we have structured our securitizations to be accounted for as on-balance sheet financings, in which we record interest income on the outstanding portfolio of loans in each securitization trust and interest expense from the asset-based securities issued by each securitization trust over time.

     In a securitization, we pool together loans, typically each quarter, and convey these loans to a newly formed securitization trust. The securitization trust raises cash to purchase the mortgage loans from us generally by issuing securities to the public. These securities, known as “asset-backed securities,” are secured, or backed, by the pool of mortgage loans held by the securitization trust. These asset-backed securities, which are usually purchased by insurance companies, mutual funds and/or other institutional investors, entitle their holders to receive the principal (including prepayments of principal) and a portion of the interest, collected on the mortgage loans in the securitization trust.

     Our corporate offices are located at 1000 Woodbury Road, Woodbury, NY 11797 and we can be contacted at (516) 364-8500 or through our Internet web site at http://www.deltafinancial.com. We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may access our filings with the Commission at no cost from the Commission’s website at http://www.sec.gov, or on the Investor Relations page of our website. We have not incorporated by reference into this prospectus the information on or linked to or from our website, and you should not consider it to be a part of this document.

RISK FACTORS

     Investment in our common stock involves a high degree of risk. You should carefully consider the risk factors discussed in this section, as well as the discussion set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 before making your investment decision, as well as those contained in any filing with the Commission subsequent to the date of this prospectus.

Risks Related to Our Business Operations

     We may operate on a negative cash flow basis and may not have sufficient capital resources to satisfy our fixed obligations and fund our operations.

     We require substantial amounts of cash to fund our loan originations and operations. We have operated on a negative cash flow basis at times over the past several quarters. We utilize cash proceeds from our securitizations, including net interest margin, or NIM, transactions as well as cash generated from our whole-loan sales to help offset the costs to originate on our current loan production. We cannot assure you, however, that we will be able to earn a sufficient spread between our cost of funds and our average mortgage rates, or that we will be able to utilize optimal securitization structures (including the sale of NIM notes or interest-only certificates or bonds) or be able to securitize at all or at terms favorable to us, to generate sufficient revenues and cash flows to offset our current cost structure and cash uses or generate sufficient cash flow from whole-loan sales to offset the cost to originate on our current loan production. Furthermore, we cannot assure you that we will be able to continue to originate a sufficient number of loans, which could also impact our ability to generate enough cash from securitizations, whole-loan sales and net interest income to offset our costs and tax payments in the future.

     In addition, we cannot assure you that we will generate positive cash flow in future periods, or at all, or that we will have sufficient working capital to fund our operations, the cost structure of which includes substantial fixed costs. If we do not have sufficient working capital, we may need to reduce the scope of our operations and may not be able to satisfy our obligations as they become due, which would harm our business.

     Our previous financial statements are not indicative of our future financial results.

     In March 2004, we began using a securitization structure that we account for as a secured financing, also known as portfolio accounting. Portfolio accounting recognizes the related revenue as net interest income is received over the life of the securitized loans. In contrast, our prior securitization structures required us to record virtually all of the income received upfront as a gain on sale of mortgage loans. We structured all of our 2005 and 2004 securitizations as secured financings and plan to continue to utilize this structure, and portfolio accounting, for our future securitization transactions. As a result, income that would have otherwise been recognized upfront as gain-on-sale revenue at the time of a securitization is now recognized over the life of the loans.

     As a result of these changes, our results of operations in 2005 and 2004 and the first three months of 2006 were recorded on a basis that is substantially different from years prior to 2004. We have recorded increased quarterly income during 2005 and the first three months of 2006, as compared to the same quarter in 2004. The increasing trend in same quarter over same quarter income we have experienced from the first quarter of 2004 through the fourth quarter of 2005 reflects the time it took to build our loan portfolio to a size that generated sufficient net interest income to offset our operating expenses. Accordingly, our financial statements from years prior to 2004 will be of limited use to you in evaluating our performance in future periods.

     In addition, during 2003, we recorded a tax benefit of $25.4 million, primarily relating to a reversal of a valuation allowance that we had established in 2000 against a deferred tax asset. The reversal of the valuation allowance had a significant effect on our financial statements, particularly our recognition of additional income equal to the amount of the valuation allowance reversal in the third quarter of 2003. Beginning in the third quarter of 2003, our financial statements reflected an effective income tax rate of approximately 39%, which is a higher effective rate than the rate we reflected from the time that we established the valuation allowance to the time that we reversed it.

     We depend primarily on independent mortgage brokers for the origination of our wholesale mortgage loans.

     Independent mortgage brokers produce the majority of our loan production. These independent mortgage brokers have relationships with multiple lenders and are not obligated by contract or otherwise to do business with us. For the years ended December 31, 2005 and 2004, 54% and 57%, respectively, of our loan originations were originated through approximately 3,000 and 2,300 independent mortgage brokers, respectively. For the three months ended March 31, 2006, 55% of our loan originations were originated through independent mortgage brokers. We compete with other lenders for the independent mortgage brokers’ business on the basis of pricing, service, loan fees, costs and other factors. Competition from other lenders could harm the volume and pricing of our wholesale loans, which could reduce our loan production.

     Intense competition in the non-conforming mortgage loan industry may result in reduced loan production, reduced net income or in revised underwriting standards, which could harm our business.

     As an originator of mortgage loans, we face intense competition, primarily from diversified consumer financial companies and other diversified financial institutions, mortgage banking companies, commercial banks, credit unions, savings and loans, mortgage real estate investment trusts, or REITs, and other finance companies. Compared to us, many of these competitors are substantially larger than we are, have greater access to capital at a lower cost than we do, have substantially greater resources than we do and have a more established market presence than we have. In addition, we have experienced increased competition over the Internet, where barriers to entry are relatively low. Competition can take many forms, including lower interest rates and costs to the borrower, less stringent underwriting standards, convenience in obtaining a loan, customer service, the amount and term of a loan and more desirable or effective marketing and distribution channels. Furthermore, the entrance of additional competitors into our market could adversely affect the overall execution of our securitizations as well as reduce the gains that we may realize in future whole-loan sales. In addition, efficiencies in the asset-backed market have generally created a desire for even larger transactions, giving companies with greater volumes of originations a competitive advantage.

     If our competitors increase their marketing efforts, we may be forced to expand our marketing efforts, reduce the rates and fees we currently charge or change our underwriting guidelines in order to maintain and expand our market share. Any reduction in our rates or fees, or any change to our underwriting guidelines, could harm our business. Any expansion of our marketing efforts could result in higher costs.

     We are subject to losses due to fraudulent and negligent acts on the part of loan applicants, mortgage brokers, other vendors and our employees.

     At the time we originate mortgage loans, we rely heavily upon information supplied to us by third parties, including the information contained in the loan application, property appraisal, title information and employment and income documentation. If any of this information is intentionally or negligently misrepresented and we do not detect the misrepresentation prior to funding of the loan, the value of the loan may be significantly lower than expected. Whether any misrepresentation or fraudulent act is made by the loan applicant, the mortgage broker, another third party or one of our employees, we may bear the risk of loss. A loan subject to such misrepresentation or fraud is typically unsaleable or subject to repurchase by us if it is sold by us prior to detection of the misrepresentation or fraud. Even though we may have rights against persons and entities who made or knew about the misrepresentation or fraudulent act, these persons and entities are often difficult to locate, making it difficult to collect any monetary losses we may have suffered.

     We have controls and processes that are designed to help us identify misrepresentations from our borrowers, mortgage brokers, other vendors and our employees. However, we cannot assure you that we have detected or will detect all misrepresentations or fraud in our loan originations. If we were to experience a significant number of these problems, our business would be harmed.

     We may be required to repurchase mortgage loans or indemnify investors if we breach representations and warranties in our mortgage loan sales agreements, which could harm our business.

     In connection with the sale and securitization of our loans, we are required to make customary representations and warranties regarding us and the loans. We are subject to these representations and warranties for the life of the loans and they relate to, among other things:

  compliance with laws;

  regulations and underwriting standards;

  the accuracy of information in the loan documents and loan files; and

  the characteristics and enforceability of the loans.

     A loan that does not comply with these representations and warranties may not be saleable or saleable only at a discount. If the loan is sold before we detect non-compliance with these requirements, we may be obligated to repurchase the loan and bear any associated loss, or we may be obligated to indemnify the purchaser against that loss. We believe that we have qualified personnel and have established controls to help ensure that all loans will be originated to the market’s requirements; however, we cannot provide any assurance that we will succeed in doing so. We seek to minimize losses from defective loans by correcting flaws if possible and then selling or re-selling these loans. We also create allowances to provide for defective loans in our financial statements. We cannot provide any assurance that losses associated with defective loans will not harm our business, or that the allowances in our financial statements will be sufficient to reflect the actual losses that we may incur.

     Our loan products may require payment adjustments during the term of the mortgage loan that may result in increased payment defaults by borrowers and higher losses to us.

     Some of our loan products require payment adjustments during the term of the mortgage loan. This can result in payment defaults by borrowers who are unprepared or unable to meet higher payment requirements. In addition, some of our loan products do not amortize evenly and generally enable the borrower to either pay only interest for several years before the loan begins amortizing or pay a reduced principal and interest payment for the first 10 years. These loan products, in addition to possibly having increased payment defaults, also may result in higher losses to us due to higher principal balances outstanding at the time of a borrower default than would be the case for a loan that amortizes evenly throughout its term.

     We depend on key personnel and the continued ability to attract and retain qualified employees, the loss of which could disrupt our operations and result in reduced revenues.

     The success of our operations depends on the continued employment of our senior management. If key members of our senior management were unable to perform their duties or were to leave us, we may not be able to find capable replacements, which could disrupt operations and result in reduced revenues. We have entered into employment, change-in control and non-competition agreements with some members of our senior management; however, these individuals may leave us or compete against us in the future. In addition, a court might not enforce the non-competition provisions of these agreements.

     Even if we retain our current employees, our management must continually recruit talented professionals in order to grow our business. These professionals must have skills in business strategy, marketing, sales and finance. Moreover, we depend, in large part, upon our wholesale account executives and retail loan analysts to attract borrowers by, among other things, developing relationships with financial institutions, other mortgage companies and brokers, real estate agents, borrowers and others. The market for these skilled professionals is highly competitive and may lead to increased hiring and retention costs. An inability to attract, motivate and retain qualified professionals could disrupt our operations and limit our growth.

     Any disruption to our Click and Close® system could disrupt our operations, expose us to litigation and require expensive investments in alternative technology.

     We are highly dependent upon our Click and Close® proprietary software to originate our mortgage loans. Any disruption to this software would substantially curtail our ability to originate new loans. The costs to replace this system may be extremely large.

     Despite our efforts to maintain Internet security, we may not be able to stop unauthorized attempts to gain access to, or disrupt communications with, our brokers and our customers. Specifically, computer viruses, break-ins and other disruptions could lead to interruptions, delays, and loss of data or the inability to accept and confirm the receipt of information. Any of these events could substantially damage our reputation. We cannot assure you that our current technology or future advances in this technology or other developments will be able to prevent security breaches. We may need to incur significant costs or employ other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches.

     Because our activities involve the storage and transmission of proprietary information, such as a borrower’s personal financial information, if a third party were able to steal a customer’s confidential information, we could be subject to claims, litigation or other potential liabilities that could cause our expenses to increase substantially. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could expose us to litigation or a significant loss of revenue.

     The success, growth and competitiveness of our business will depend upon our ability to adapt to and implement technological changes.

     The intense competition in the non-conforming mortgage industry has led to rapid technological developments, evolving industry standards and frequent releases of new products and enhancements. As mortgage products are offered more widely through alternative distribution channels, such as the Internet, we may be required to make significant changes to our current wholesale and retail structure and information systems to compete effectively. The origination process is becoming more dependent upon technological advancement, such as the ability to process applications over the Internet, accept electronic signatures, provide process status updates instantly and other conveniences that customers may expect. Implementing this new technology and becoming proficient with it may also require significant capital expenditures. Our inability to continue enhancing our current Internet capabilities, or to adapt to other technological changes in the industry, could reduce our ability to compete.

     Our use of Insured Automated Valuation Models in lieu of appraisals could increase our losses.

     We use Insured Automated Valuation Models, or AVMs, in lieu of appraisals for certain mortgage loan originations (totaling less than 12% of our total loan production for the three months ended March 31, 2006). An Insured AVM is the coupling of a third-party valuation estimate and insurance on that value. The third-party AVM providers have created computer programs that use relevant real estate information, such as sales prices, property characteristics and demographics, to calculate a value for a specific property. Public records are the primary data source for an Insured AVM, and the quality of the values generated by them varies depending upon the data they use and their design. AVMs are complex programs incorporating a variety of forecasting techniques, including linear regression, expert systems, neural networks, artificial intelligence and other methodologies. The different methodologies, algorithms and variables used by the third-party AVM providers may vary greatly and affect their reliability and accuracy.

      One of the weaknesses in using an AVM to value a property is the lack of a physical exterior or interior inspection of the property. To mitigate some of this inherent weakness, we require a property condition report to be completed for each AVM considered for use. A property condition report is a limited physical external inspection of the property. There can be no assurance, however, that these property inspections will uncover all potential issues with a property that a full appraisal might.

     At the closing of the loan, we purchase insurance that insures the value of the property. In the event the borrower defaults upon their loan, resulting in the liquidation of the property, the insurance company may have to pay a portion of any losses incurred by the securitization trust. There can be no assurance, however, that the securitization trust will be able to collect any insurance in the event of a loss.

     Unpredictable delays or difficulties in the development of new loan products or loan programs can harm our business.

     We and our competitors are continually striving to develop new loan products and programs to gain a competitive advantage in the marketplace. New loan products and programs can have the effect of obtaining more business in the wholesale channel from mortgage brokers and/or in the retail channel directly with consumers, by providing greater flexibility and more alternatives to meeting borrowers’ needs. Any unpredictable delays or difficulties in developing and introducing new loan products or programs can result in the loss of business to competitors.

     If we make any acquisitions, we will incur a variety of costs and may never realize the anticipated benefits, which can harm our business.

     If appropriate opportunities become available, we may attempt to acquire businesses that we believe are a strategic fit with our business. We currently have no agreements to consummate any acquisitions. If we pursue any transaction, the process of negotiating the acquisition and integrating an acquired business may result in operating difficulties and expenditures and may require significant management attention that would otherwise be available for ongoing development of our business, whether or not any such transaction is ever consummated. Moreover, we may never realize the anticipated benefits of any acquisition. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or the recording of goodwill and other intangible assets, which could harm our results of operations, financial condition and business prospects.

     Differences in our actual experience compared to the assumptions we used to estimate the value of our excess cashflow certificates could result in losses.

     Our securitization transactions prior to 2004 were structured to be accounted for as sales, which required the use of gain-on-sale accounting. At closing, we estimated the fair value of the excess cashflow certificates we received in the securitization based upon various economic factors, including loan types, balances, interest rates, dates of origination, terms and geographic locations. We also use other available information applicable to the types of loans we originate, such as reports on interest rates, collateral value, economic forecasts and historical default and prepayment rates of the portfolio under review. Realization of the estimated fair value of these excess cashflow certificates is subject to the prepayment and loss characteristics of the underlying loans and to the timing and ultimate realization of the stream of cash flow associated with these loans. Significant prepayment or loss experience would impair the future cash flow of the excess cashflow certificates. If actual experience differs from the assumptions we used to determine the asset values, future cash flow and earnings could be harmed and we could be required to write-down the value of our excess cashflow certificates. No assurance can be given that our excess cashflow certificates will not experience significant prepayments or losses or as to whether, and in what amounts, we, in the future, may have to write-down the value of the excess cashflow certificates from our securitization transactions. In addition, if the prevailing interest rates rise, the required discount rate might also rise, resulting in fair value adjustments related to the excess cashflow certificates. Actual results could vary significantly from the projections due to a variety of facts, including changes in interest rates, economic conditions, servicer defaults, loan defaults, prepayments, and delinquency triggers resulting in changes in the level of cash held by the securitization trust to prepay the holders of its asset-backed securities.

Risks Related to Our Financing Activities

     We depend on third party financing sources, which if unavailable to us in the future could harm our business.

     To accumulate loans for securitization or sale, we borrow money on a short-term basis through warehouse lines of credit. We have relied upon a limited number of lenders to provide the primary credit facilities for our loan originations. As of May 22, 2006, we had three warehouse facilities for this purpose, each from a different lender. These facilities are due to expire between August 2006 and May 2007. We had a fourth warehouse facility that we allowed to expire in May 2006 and currently are negotiating a new warehouse facility with a new lender. We may not be able to replace the fourth warehouse facility or either renew or replace our existing warehouse facilities at their respective maturities or at terms satisfactory to us or at all.

     Any failure to renew or obtain adequate funding under these warehouse financing facilities or other financing arrangements, or any reduction in the size of, or increase in the cost of, these types of facilities, could harm our business. If we are not successful in maintaining adequate financing, we would not be able to hold a sufficient volume of loans pending securitization. As a result, we would have to curtail our loan origination activities or sell loans either through whole loan sales or in smaller securitizations, which could render our operations unprofitable.

     During volatile times in the capital markets, our access to warehouse and other financing has been severely limited. If we are unable to maintain adequate financing and other sources of capital are not available, we would be forced to suspend or curtail our operations, which would harm our business.

     Our warehouse credit facilities contain covenants that restrict our operations and may inhibit our ability to grow our business and increase revenues.

     Our warehouse credit facilities contain restrictions and covenants that, among other things, require us to satisfy financial, asset quality and loan performance tests. If we fail to satisfy any of these covenants, we would be in default under these agreements and our lenders could elect to declare all amounts outstanding under the agreements to be immediately due and payable, enforce their interests against collateral pledged under these agreements and restrict our ability to make additional borrowings. These agreements also contain cross-default provisions, so that if a default occurs under any one agreement, the lenders under our other agreements could also declare a default.

     The covenants and restrictions in our warehouse credit facilities may restrict our ability to, among other things:

  finance loans which do not have specified attributes;

  reduce our liquidity below minimum levels; and

  hold loans for longer than established time periods.

     These restrictions may interfere with our ability to enter into other financing arrangements or to engage in other business activities, which may harm our business.

     Our warehouse financing is subject to margin calls based on our lender’s opinion of the value of our collateral. An unanticipated margin call could harm our liquidity.

     The amount of financing we receive under our warehouse lines of credit depends in large part on our lenders’ valuation of the mortgage loans securing the financings. Each credit facility provides the lender the right to re-evaluate the loan collateral that secures our outstanding borrowings at any time. If the lender determines that the value of the collateral has decreased, the lender has the right to initiate a margin call. A margin call would require us to provide the lender with additional collateral or to repay a portion of our outstanding borrowings. Any margin call could force us to redeploy our assets in a manner which may not be favorable to us, and if we are not able to satisfy a margin call, could result in the loss of the related line of credit and a default under any other credit facility. Any loss of credit of this type could harm our business.

     Our inability to realize cash proceeds from securitizations and whole-loan sales in excess of the loan acquisition costs could harm our financial position.

     We rely, and expect to continue to rely, significantly upon our ability to securitize our mortgage loans - and, to a lesser extent, the premiums we receive on whole-loan sales in excess of the outstanding principal balance of the loans - to generate cash for repayment of our short-term credit and warehouse facilities and to finance mortgage loans for the remainder of each mortgage loan’s life.

     We cannot assure you that we will be successful in securitizing mortgage loans that we accumulate in the future. Our ability to complete securitizations of our loans at favorable prices or at all will depend on a number of factors, including: conditions in the securities markets generally; conditions in the asset-backed securities market specifically; the availability of credit enhancement on acceptable economic terms or at all; and the performance of our portfolio of securitized loans.

     If we are unable to originate loans at a cost lower than the cash proceeds realized from securitizations and loan sales, our results of operations, financial condition and business prospects could be harmed.

     We typically finance borrowers with lower credit ratings relative to those who would otherwise qualify for prime mortgage loans. This strategy may hinder our ability to obtain financing and to continue securitizing loans or selling loans on attractive terms in the future.

     We market a significant portion of our loans to borrowers who are either unable or unwilling to obtain financing from traditional sources, such as commercial banks. This type of borrower is commonly referred to as a sub-prime or non-conforming borrower. Loans made to non-conforming borrowers may entail a higher risk of delinquency and loss than loans made to borrowers who use traditional financing sources. This fact may hinder our ability to obtain financing and to continue securitizing loans or sell loans on attractive terms in the future. A borrower’s delinquency in making timely mortgage loan payment will interrupt the flow of projected interest income from the mortgage loans we hold and can ultimately lead to a borrower’s loan default and a loss to us if the net realizable value of the real property securing the mortgage loan is insufficient to cover the principal and interest due on the loan. In addition, our cost of financing a delinquent or defaulted loan is generally higher than for a performing loan. We bear the risk of delinquency and default on loans beginning at the time of origination. We continue to bear this risk until we sell these loans and, thereafter, we continue to bear this risk if we sell the loans with a retained interest or if we securitize the loans. We also reacquire the risk of delinquency and default for loans that we are obligated to repurchase in connection with a securitization or a loan sale. Repurchase obligations are typically triggered in loan sale transactions if the first payment due to the buyer following the loan sale is made more than 30 days after it is due or in any sale or securitization if the loan is not in material compliance with the representations and warranties we provided in our sales documents. Higher than anticipated loan delinquencies, including underestimating the extent of losses that our loans may incur, could cause us to incur substantial loan repurchase obligations, limit our ability to sell or securitize additional loans and limit the cash flow from our securitizations.

     Historically, we have experienced higher rates of delinquency on loans made to these credit-impaired, nonconforming borrowers compared to delinquency rates experienced by other financial companies on loans to borrowers who are not credit impaired. While we use underwriting standards designed to mitigate the higher credit risk associated with lending to these non-conforming borrowers, our standards and procedures may not offer adequate protection against the risk of default.

     We have monetized some of our excess cashflow certificates. Our inability to do so in the future could harm our business.

     We have been able to monetize some of our existing excess cashflow certificates in 2003, 2001 and 2000 through a residual financing, a net interest margin transaction and outright sales. Each of these transactions has provided us with working capital to fund our operations. Any impairment of, or delay in, our ability to complete a sale, financing or securitization of our excess cashflow certificates, or our failure to do so upon terms favorable to us, could reduce the amount of cash available to us to fund our operations.

     We are exposed to contingent risks and liabilities related to all of the loans we originate.

     We have the following contingent risks with respect to loans that we originate and sell:

  We retain some degree of credit risk on all loans we originate or purchase during the period of time that we hold loans before securitization or sale. This credit risk includes the risk of borrower default, the risk of foreclosure and the risk that an increase in interest rates would result in a decline in the fair value of our loans to potential purchasers.

  Our securitizations generally require the use of the excess cash flow distributions related to the excess cashflow certificates to accelerate the amortization of the securities balances relative to the amortization of the mortgage loans held by the trust, up to specified overcollateralization, or O/C, limits. The resulting O/C serves as credit enhancement for the related securitization trust and, therefore, is available to absorb losses realized on loans held by that securitization trust. Generally, the form of credit enhancement agreement entered into in connection with securitization transactions contains limits on the delinquency, default and loss rates on the loans included in each securitization trust. If, at any measuring date, the delinquency, default or loss rate with respect to any trust exceeds the specified delinquency, default and loss rates, excess cash flow from the securitization trust, if any, would be used to fund the increased overcollateralization limit instead of being distributed to us as holders of the excess cashflow certificate, which would harm our cash flow.

  When we sell or finance mortgage loans, either through securitization or on a whole-loan basis, we make standard representations and warranties regarding these loans and may be required to repurchase mortgage loans that are not in compliance with any of these representations and warranties. In the past, we also have sold loans and/or pools of loans directly to a network of commercial banks, savings and loans, insurance companies, pension funds and accredited investors. In general, we sold these pools of loans or individual loans with recourse, in which case we are obligated to repurchase any loan upon default and to acquire the related mortgage loan. This obligation is subject to various terms and conditions, including, in some instances, a time limit. At March 31, 2006, we had reserved $303,000 in potential losses against $716,000 in aggregate principal amount of loans sold subject to future repurchase should these loans meet the default provisions.

     A decline in the quality of servicing could lower the value of our excess cashflow certificates and our ability to sell or securitize loans.

     In May 2001, we transferred our servicing portfolio to Ocwen Federal Bank FSB, a subsidiary of Ocwen Financial Corporation and a related predecessor entity to Ocwen Loan Servicing, LLC, which presently services our loan portfolio. Poor servicing by Ocwen Loan Servicing, LLC (or its parent or subsidiaries) or any other third party servicer who services the loans we originate could harm the value of securitized mortgage loans (and our excess cashflow certificates in pre-2004 securitizations) and our ability to sell or securitize loans. Additionally, regulatory actions and class action lawsuits against these servicers could harm the value of our securitized loans (and our excess cashflow certificates in pre-2004 securitizations) and our ability to sell or securitize loans. Ocwen Financial Corporation and several of its affiliates have been named as defendants in a number of purported class action lawsuits that challenge its servicing practices under applicable federal and state laws. In addition, according to its public filings, Ocwen Financial Corporation and its affiliates maintain high levels of indebtedness. Ocwen Financial Corporation is a non-investment grade company and recently terminated its banking subsidiary's status as a federal savings bank under supervision of the Office of Thrift Supervision, or OTS, and the Federal Deposit Insurance Corporation and has obtained, or is in the process of obtaining, necessary licensing at the state and local level. If Ocwen Financial Corporation's operations are impaired as a result of litigation, governmental investigations, its inability to repay its indebtedness when due, or further degradation of its capitalization or credit rating, our profitability and operations may be harmed.

     An interruption in or breach of our information systems may result in lost business.

     We rely heavily upon communications and information systems to conduct our business. As we implement our growth strategy and increase our volume of loan production, that reliance will increase. Any failure or interruption or breach in security of our information systems or the third party information systems on which we rely could cause underwriting or other delays and could result in fewer loan applications being received, slower processing of applications and reduced efficiency in loan servicing. If we and the third parties upon whom we rely do not properly address these failures or interruptions, our business could be harmed.

Risks Related to Economic Factors, Market Conditions and Other Factors Beyond Our Control

     Interest rate fluctuations may reduce our loan origination volume, increase our prepayment, delinquency, default and foreclosure rates, and reduce the value of and income from our loans.

     Our primary market risk is interest rate risk. Our profitability may be directly affected by the level of, and fluctuation in, interest rates, which affects our ability to earn a spread between interest received on our loans and the cost of our borrowings, which are tied to various interest rate swap maturities, commercial paper rates and the London Inter-Bank Offered Rate, or LIBOR. Our profitability is likely to be harmed during any period of unexpected or rapid changes in interest rates. A substantial and sustained increase in interest rates could harm our ability to originate loans because refinancing an existing loan would be less attractive to the borrower, and qualifying for a purchase loan may be more difficult for the borrower.

     Risks Associated with Increased Interest Rates. Some of the risks we face relating to an increase in interest rates are:

  reduced customer demand for our mortgage loan products;

  higher delinquency and default rates on the adjustable-rate mortgage loans that we have orginated;

  reduced profitability on future securitizations due to wider investor spread requirements or increased O/C requirements for securities issued in securitizations;

  increased cost of funds on our warehouse lines of credit or other corporate borrowings, which may result in a reduced spread between the rate of interest we receive on loans and interest rates we must pay under our credit facilities; and

  limited access to borrowings in the capital markets.

     Risks Associated with Lower Interest Rates. A decline in market interest rates generally induces borrowers to refinance their loans, and could reduce our profitability. Because consumers in the United States have recently experienced a prolonged period of low interest rates (predominantly in late 2001 through mid-2004), many borrowers have already refinanced their existing debt, which could reduce the pool of borrowers interested in our mortgage products. Furthermore, a material decline in interest rates could increase the level of loan prepayments, which in turn could decrease the amount of collateral underlying our securitizations, and cause us to earn less income in connection with these loans. To the extent excess cashflow certificates have been capitalized on our financial statements (in our securitizations prior to 2004), higher than anticipated rates of loan prepayments or losses could require us to write-down the value of these excess cash flow certificates, and reduce our earnings.

     Risks Associated with Fluctuating Interest Rates. Periods of unexpected or rapid changes in interest rates, and other volatility or uncertainty regarding interest rates, also can harm us by increasing the likelihood that asset-backed investors will demand higher than normal spreads to offset that volatility or uncertainty. In that event, the net interest spread we can expect to receive from our securitized assets would decrease.

     Fluctuating interest rates may affect the net interest income we earn, based upon the difference between the yield we receive on loans held pending sales and the interest paid by us for funds borrowed under our warehouse facilities. A change in interest rates would reduce the spread between the average coupon rate on fixed rate loans and the weighted average pass-through rate paid to investors for coupons issued in connection with a securitization. Although the average loan coupon rate is fixed at the time the loan is originated, the pass-through rate to investors in a securitization is not fixed until the pricing of the securitization, which occurs shortly before our sale of the loans to the securitization trust. Therefore, if the market rates required by investors increase prior to securitization of the loans, the spread between the average coupon rate on the loans and the pass-through rate to investors may be reduced or eliminated, which would reduce or eliminate our net interest income from our on-balance sheet loan portfolio. Fluctuating interest rates also may affect the excess cash flows we receive from our excess cashflow certificates. A portion of our asset-backed securities are priced based on one-month LIBOR, but the collateral that backs these securities is comprised of mortgage loans with either fixed interest rates or “hybrid” interest rates — that is, fixed for the initial two or three years of the mortgage loan, and adjusting afterwards every six months thereafter. As a result, the cash flows that we receive from these securitized mortgage loans are dependent upon the interest rate environment. This is because “basis risk” exists between the assets and liabilities of the securitization trusts that we create. For example, the interest costs for that portion of our asset-backed securities that are priced on one-month LIBOR bears interest at a floating rate. As a result, each month the interest rate received by the security holders will adjust upwards or downwards as interest rates change. Therefore, as interest rates rise, the spread we earn on these assets (or the value of our excess cashflow certificates in pre-2004 securitizations) will fall, and as interest rates fall, the spread we earn on these assets (or the value of our excess cashflow certificates in pre-2004 securitizations) will rise. The decrease in the interest rate spread we earn (or the loss in value of our excess cashflow certificates in pre-2004 securitizations) as a result of rising interest rates will reduce our cash flow and harm our profitability.

     Our hedging strategies may not be successful in mitigating our risks associated with interest rates.

     Although we may seek to mitigate or offset our exposure to interest rate risks by using various hedging strategies, including interest rate swaps and/or “corridors” (corresponding purchase and sale of interest rate caps with similar notional balances at different strike prices), these hedging strategies may not be effective and involve risk. There have been periods, and it is likely that there will be periods in the future, during which we will incur losses after accounting for our hedging strategies. The hedging strategies we select may not have the effect of reducing our interest rate risk. In addition, the nature and timing of our hedging transactions could actually increase our risk and losses. In addition, hedging strategies involve transaction costs and other costs. Our hedging strategies and the derivatives that we may use may not adequately mitigate or offset the risk of interest rate volatility, and our hedging transactions may result in losses.

     Potential changes in valuation of excess cashflow certificates will harm our business.

     As of March 31, 2005, our balance sheet reflected the fair value of excess cashflow certificates of $5.1 million. Realization of the estimated fair value of these excess cashflow certificates is subject to the prepayment and loss characteristics of the underlying loans and to the timing and ultimate realization of the stream of cash flow associated with those loans. As indicated above, a material change in prepayment or loss experience would impair the future cash flow of the excess cashflow certificates. If actual experience differs from the assumptions we used to determine the asset values, future cash flow and earnings could be harmed and we may have to adjust the fair value of our excess cashflow certificates. We cannot assure you that our excess cashflow certificates will not experience significant prepayments or losses or whether, and in what amounts, we may have to adjust the fair value of the excess cashflow certificates from our securitization transactions.

     Our business may be harmed by economic difficulties in the eastern United States, where we conduct a significant amount of our business.

     We lend primarily to borrowers that secure their obligations to us with real property located in the eastern half of the United States. Accordingly, an economic downturn in the eastern half of the United States could negatively impact our ability to meet our origination targets or harm the performance of our existing loan portfolio.

     An economic slowdown or recession could cause us to experience losses, including increasing delinquencies and foreclosures on our loans.

     Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit, declining real estate values and an increased rate of delinquencies, defaults and foreclosures, and may harm our business. In the mortgage business, any material decline in real estate values reduces the ability of borrowers to use the equity in their homes to support borrowings and increases the loan-to-value ratios of loans we previously made. These factors weaken collateral coverage and increase the possibility of a loss on the loan if a borrower defaults on the loan. Delinquencies, foreclosures and losses on mortgage loans generally increase during economic slowdowns or recessions. However, delinquencies, foreclosures and losses on mortgage loans also have increased during periods of economic growth. As a result, we cannot assure you that any delinquencies, foreclosures and losses will not increase in the future.

     Because of our focus on non-conforming credit-impaired borrowers in the home equity loan market, the actual rates of delinquencies, foreclosures and losses on the loans we hold is likely to be higher under adverse economic conditions than delinquencies, foreclosures and losses currently experienced in the mortgage loan industry in general. Any sustained period of increased delinquencies, foreclosures, losses or increased costs could reduce our ability to sell, and could increase the cost of selling, loans through securitization or on a whole loan basis. Any sustained increase in delinquencies, defaults or foreclosures is likely to increase losses and harm the pricing of our future securitizations and whole-loan sales as well as our ability to finance our loan originations.

     Geopolitical risks may harm our business.

     Geopolitical risks, such as terrorist attacks in the United States or other parts of the world, conflicts involving the United States or its allies, or military or trade disruptions, may harm our business. These types of events could cause, among other things, the delay or cancellation of plans to finance a mortgage with us on the part of our customers or potential customers, or could negatively impact the capital markets and the asset-backed market in particular. Any of these events could cause business and consumer confidence and spending to decrease further, resulting in increased volatility in the United States and worldwide financial markets and potentially an economic recession in the United States and internationally, which could harm our business.

      Additionally, the economic impact of the United States’ military operations in Afghanistan, Iraq and other countries, as well as the possibility of any terrorist attacks in response to these operations, is uncertain, but could have a material effect on general economic conditions, consumer confidence and market liquidity. No assurance can be given as to the effect of these events on consumer confidence and the performance of our mortgage loans. United States military operations also may increase the likelihood of shortfalls under the Servicemembers Civil Relief Act or similar state laws, which provide for reduced interest payments for members of the armed forces while on active duty.

     Natural disasters may harm our business, causing us to experience losses, and increasing delinquencies and foreclosures on our loans.

     Natural disasters may adversely affect the performance of mortgage loans in a variety of ways, including but not limited to, impacting borrowers’ abilities to repay their loans, displacing the homeowners due to severe damage to the properties, and decreasing in the value of the mortgaged property, which may result in increased losses to us. Additionally, claims for insurance recoveries may be disputed if insured parties and their insurers disagree in their assessments or type of insurable damage, causing the timing and receipt of insurance payments for damages to be delayed or made at amounts lower than expected, if at all. We may not be able to readily determine the particular nature of such economic effects, how long any of these effects may last, or the impact on the performance of mortgage loans affected by the natural disaster.

Risks Related to Laws, Regulations and Legal Actions

     The scope of our business exposes us to risks of noncompliance with an increasing and, in some cases, inconsistent body of complex laws, rules and regulations at the federal, state and local levels.

     We must comply with the laws, rules and regulations, as well as judicial and administrative decisions, in all of the jurisdictions in which we are licensed to originate mortgage loans, as well as an extensive body of federal laws, rules and regulations. Moreover, our lending business is subject to extensive government regulation, supervision and licensing requirements by various state departments of banking or financial services, and the cost of compliance with such regulations may hinder our ability to operate profitably. Also, individual cities and counties have begun to enact laws that restrict non-conforming loan origination activities in those cities and counties. The laws, rules and regulations of each of these jurisdictions are different, complex and, in some cases, in conflict with each other. As our operations grow, and new laws, rules and regulations are added or amended, it may be more difficult to comprehensively identify, accurately interpret, properly program our technology systems and effectively train our personnel with respect to all of these laws, rules and regulations. Our inability to properly manage regulatory compliance could increase our potential exposure to the risks of noncompliance with these laws, rules and regulations.

  Our failure to comply with these laws, rules and regulations may lead to:

  civil and criminal liability, including potential monetary penalties;

  loss of state licenses or other approved status required for continued lending operations;

  legal defenses delaying or otherwise harming the servicer's ability to enforce loans, or giving the borrower the right to rescind or cancel the loan transaction, or remove the security interest in the property;

  demands for indemnification or loan repurchases from purchases of our loans;

  difficulty in securitizing or selling our mortgage loans;

  our choosing or being forced to severely limit, or even cease our lending activities in a particular area;

  class action lawsuits; or

  administrative enforcement actions.

     Any of these results could harm our business.

     Compliance with a variety of potentially inconsistent federal, state and local laws, rules and regulations has increased our compliance costs, as well as the risk of litigation or administrative action associated with complying with these proposed and enacted federal, state and local laws, particularly those aspects of proposed and enacted laws that contain subjective requirements, with which it may be difficult to ensure compliance. In addition, federal, state and local laws, rules and regulations could impact over-collateralization requirements set by the rating agencies, which could decrease the cash proceeds we may receive from our securitizations. In some cases, rating agencies may refuse to rate securitization transactions that contain loans covered by laws, rules and regulations that they determine create too much risk or uncertainty.

     If we do not comply with the Federal Truth-in-Lending Act, aggrieved borrowers could have the right to rescind their loans.

     The Federal Truth-in-Lending Act, or TILA, and Regulation Z contain disclosure requirements designed to provide consumers with uniform and understandable information regarding the terms and conditions of loans and credit transactions in order that consumers may compare proposed credit terms. TILA also guarantees consumers a three-day right to cancel certain loan transactions and imposes specific loan feature restrictions on some loans, including the type of loans that we originate. If we do not comply with these requirements, in addition to fines and penalties, aggrieved borrowers could have the right to rescind their loans or to demand, among other things, the return of finance charges and fees paid to us at the time of the loan, as well as statutory, actual and other damages.

     If we do not comply with Regulation X under the Real Estate Settlement Procedures Act, we could be subject to substantial fees and potential limitations upon future business activities.

     We also are subject to the Real Estate Settlement Procedures Act, or RESPA, and Regulation X under RESPA. These laws and regulations, which are administered by the Department of Housing and Urban Development, or HUD, impose limits on the amount of funds a lender can require a borrower to deposit in any escrow account for the payment of taxes, insurance premiums or other charges; limits the types of fees which may be paid to third-parties; and imposes various disclosure requirements on the lender. If we do not comply with these requirements, we could be subject to refunding unearned fees, imposition of substantial fines and potential limitations upon future business activities.

     The increasing number of federal, state and local “anti-predatory” lending laws may restrict our ability to originate, or increase our risk of liability with respect to, some types of mortgage loans and could increase our cost of doing business.

     In recent years, several federal, state and local laws, rules and regulations have been adopted, or are under consideration for adoption, that are intended to eliminate so-called “predatory” lending practices. These laws, rules and regulations impose restrictions on mortgage loans on which certain points and fees or the annual percentage rate, or APR, exceed specified amounts. Some of these restrictions expose lenders to risks of litigation and penalties no matter how carefully a loan is underwritten. In addition, an increasing number of these laws, rules and regulations seek to impose liability for violations on purchasers of loans, regardless of whether a purchaser knew of or participated in the violation. It is against our policy to engage in predatory lending practices.

     We have decided not to originate loans that exceed the APR or “points and fees” thresholds of these laws, rules and regulations, because the companies that buy our loans and/or provide financing for our loan origination operations generally do not want to buy or finance those types of loans. The continued enactment of these laws, rules and regulations may prevent us from making these loans and may cause us to reduce the APR or the points and fees on loans that we do make. In addition, the difficulty of managing the risks presented by these laws, rules and regulations may decrease the availability of warehouse financing and the overall demand for non-conforming loans, making it difficult to fund, sell or securitize any of our loans. If we decide to originate loans that are subject to these laws, rules and regulations, we will be exposed to greater risks for actual or perceived non-compliance with them. This could lead to demands for indemnification or loan repurchases from our lenders and loan purchasers, class action lawsuits, increased defenses to foreclosure of individual loans in default, individual claims for significant monetary damages and administrative enforcement actions. In any event, the growing number of these laws, rules and regulations will increase our cost of doing business as we are required to develop systems and procedures to ensure that we do not violate any aspect of these requirements.

     We are no longer able to rely on the Federal Alternative Mortgage Transactions Parity Act to preempt certain state law restrictions on prepayment penalties, which could harm our business.

     The value of a mortgage loan depends, in part, upon the expected period of time that the mortgage loan will be outstanding. If a borrower pays-off a mortgage loan in advance of this expected period, the holder of the mortgage loan does not realize the full value expected to be received from the loan. A prepayment penalty payable by a borrower who repays a loan earlier than expected helps offset the reduction in value resulting from the early pay-off. Consequently, the value of a mortgage loan is enhanced to the extent the loan includes a prepayment penalty, and a mortgage lender can offer a lower interest rate and/or lower loan fees on a loan which has a prepayment penalty. Prepayment penalties are an important feature to obtain value on the loans we originate.

     Several state laws restrict or prohibit prepayment penalties on mortgage loans, and we have relied on the Federal Alternative Mortgage Transactions Parity Act, or the Parity Act, and related rules issued in the past by the OTS, to preempt state limitations on prepayment penalties for certain types of loans. The Parity Act was enacted to extend to financial institutions, other than federally chartered depository institutions, the federal preemption that federally chartered depository institutions enjoy. However, in September 2002, the OTS released a new rule that reduced the scope of the Parity Act preemption. As a result, since July 1, 2003, we have no longer been able to rely on the Parity Act to preempt state restrictions on prepayment penalties and have, therefore, been required to comply with state restrictions on prepayment penalties. We believe that these restrictions prohibit us from charging any prepayment penalty in eight states and restrict the amount or duration of prepayment penalties that we may impose in an additional 14 states. This may place us at a competitive disadvantage relative to financial institutions that will continue to enjoy federal preemption of such state restrictions. These institutions will be able to charge prepayment penalties without regard to state restrictions and, as a result, may be able to offer loans with interest rates and loan fee structures that are more attractive than the interest rates and loan fee structures that we are able to offer. In addition, the lack of prepayment penalties on loans could harm our ability to complete securitizations and NIM transactions.

     We are a defendant in litigation relating to consumer lending practices, including class actions, and we may not prevail in these matters.

     We are a defendant in several class action lawsuits that are pending in courts in the states of New York and Illinois. These actions allege that we engaged in improper practices in connection with our origination of mortgage loans, including fraud, unjust enrichment and charging improper fees. These actions generally seek unspecified compensatory damages, punitive damages and the return of allegedly improperly collected fees. It is difficult to predict how these matters will be ultimately determined. We believe that we have meritorious defenses to these actions, and we intend to vigorously defend these actions. However, an adverse judgment in any of these matters could require us to pay substantial amounts.

     Changes in the mortgage interest deduction could decrease our loan production and harm our business.

     Members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. The competitive advantages of tax deductible interest, when compared to alternative sources of financing, could be eliminated or seriously impaired by this change. Accordingly, the reduction or elimination of these tax benefits could reduce the demand for our mortgage loans.

     The “Do Not Call Registries” administered by federal and state authorities, and other regulations affecting our telemarketing activities could reduce our loan production, increase our costs, or result in claims and/or penalties.

     To date, a substantial portion of our retail loans have been generated through telemarketing. The federal “Do Not Call Registries,” and similar registries that various state authorities may now or in the future administer, along with Federal and state telemarketing laws, rules and regulations restricting the means, methods and timing of telemarketing, have reduced, and in the future will continue to reduce, our ability to use telemarketing to generate retail leads and originate retail loans. In such an event, we may not be able to offset any loss of business through alternative means, and our ability to effectively market our products and services to new customers may be harmed. Furthermore, compliance with these Do No Call Registries and telemarketing laws, rules and regulations may prove costly and difficult, and we may incur penalties or be subject to claims or lawsuits (including class actions) for improperly conducting our marketing activities.

     We have been, and in the future may be, subject to various settlement agreements arising from legal issues, and we may be subject to substantial claims and legal expenses if we do not comply with these agreements, or if allegations are made that we are not in compliance with them.

     The non-conforming mortgage market in which we operate has been the subject of significant scrutiny by various federal and state governmental agencies and legislators. In particular, in 1999, the lending practices we utilized were the subject of investigations by the New York State Banking Department, or the NYSBD, the New York Office of the Attorney General, or the NYOAG, and the Department of Justice, or the DOJ. The investigations centered on our compliance with various federal and state laws. In September 1999 and March 2000, we entered into related settlement agreements with these regulatory agencies, joined by the HUD and the Federal Trade Commission, or the FTC, which provided for changes to our lending practices on a prospective basis, and retrospective relief to some borrowers. If similar claims are made in the future, defending those claims may result in significant legal expenses to us, which will reduce our profitability. A finding against us, or any settlement we may enter into, may result in our payment of damages, which may be costly to us.

     We may be subject to fines or other penalties based upon the conduct of the independent mortgage brokers who place loans with us.

     The independent mortgage brokers from whom we obtain mortgage loans have legal obligations to which they are subject. While these laws may not explicitly hold the originating lenders responsible for the legal violations of mortgage brokers, increasingly federal and state agencies have sought to impose liability upon assignees, as well as wholesale lenders. For example, the FTC recently entered into a settlement agreement with a mortgage lender where the FTC characterized a broker that had placed all of its loan production with a single lender as the “agent” of the lender; the FTC imposed a fine on the lender in part because, as “principal,” the lender was legally responsible for the mortgage broker’s unfair and deceptive acts and practices. Moreover, in the past, the DOJ has sought to hold non-conforming mortgage lenders responsible for the pricing practices of their mortgage brokers, alleging that the mortgage lenders were directly responsible for the total fees and charges paid by the borrower under the Fair Housing Act, even if the lenders neither dictated what the mortgage broker could charge nor kept the money for its own account. This was one of the DOJ’s primary allegations against us at the time of our settlement with the DOJ.

     Accordingly, we may be subject to fines or other penalties in the future based upon the conduct of our independent mortgage brokers.

     Regulatory actions and/or class actions against servicers who service the loans we originate could lower the value of our securitized mortgage loans, our excess cashflow certificates in pre-2004 securitizations and our ability to sell or securitize our loans.

     Federal agencies, including the FTC, HUD and the DOJ have recently investigated, and/or commenced regulatory actions against, several servicers who specialize in servicing nonconforming loans. Similarly, numerous class actions have been brought against servicers alleging improper servicing policies and procedures. Any regulatory actions and/or class actions of these kinds brought against any of the servicers who service the loans we originate could harm the value of our excess cashflow certificates and our ability to sell or securitize our loans.

     Legal actions are pending against us, including class action lawsuits, which if successful, could expose us to substantial liability.

     Because the nature of our business involves the collection of numerous accounts, the validity of liens and compliance with federal, state and local lending laws, we are subject to numerous claims and legal actions in the ordinary course of our business. Generally, we are subject to claims made against us by borrowers and investors arising from, among other things:

  losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentation, error and omission by our employees, officers and agents;

  incomplete documentation; and

  failure to comply with various laws, rules and regulations applicable to our business.

     An adverse outcome in any potential litigation matters could subject us to significant monetary damages and legal fees, which could harm our business. While it is impossible to estimate with certainty the ultimate legal and financial liability with respect to claims and actions, regardless of the merits of a claim and regardless of the outcome, defending against these claims is expensive and time consuming. In addition, these cases could divert management’s attention from our business.

     We have been named in several lawsuits brought as class actions, alleging violations of various federal and state consumer protection laws, and have entered into settlement agreements with various governmental agencies following investigations of our lending practices. Defending these claims and any claims asserted in the future may result in significant legal expenses. A finding against us could result in the payment by us of damages, which may be costly.

     Our inability to comply with REIT qualification tests for our REIT subsidiary (Renaissance REIT Investment Corp.) may result in our securitization trusts being taxed as a taxable mortgage pool, which would reduce our earnings and cash flow and have a material adverse impact on us.

     Our inability to comply with REIT qualification tests for our REIT subsidiary on a continuous basis would subject our securitization trusts issued by our REIT subsidiary to federal income tax as a corporation (as a taxable mortgage pool) and not allow it to be filed as part of consolidated income tax return with any other corporation. The REIT rules require compliance with asset, income, distribution and ownership tests. The ownership test prohibits five or fewer stockholders from owning more than 50% of our common stock. As of April 30, 2006, members of the Miller family (considered one stockholder under the attribution rule applicable to the ownership of REIT stock) own approximately 33.8% of the common stock (including employees’ stock options as required by Internal Revenue Code of 1986, as amended, or the Code, and related rules and regulations). There can be no assurance that we will be able to comply with these tests or remain compliant.

     Failure to remain compliant would result in the imposition of a tax upon our securitization trusts and would reduce cash flow that would otherwise be available to make payments on the offered asset-backed securities and reduce the amount that we would receive from the securitization trusts. Such a failure would cause us to breach our representation under each of our securitizations issued since the first quarter of 2005 that we would maintain Renaissance REIT Investment Corp. as a real estate investment trust. In addition, it would result in an event of default, unless waived, under our warehouse and certain other credit facilities. Accordingly, a failure to remain compliant with the REIT qualification tests may reduce our profitability and cash flow and have a material adverse impact on us.

     Complying with the Sarbanes-Oxley Act of 2002, as well as other recently-enacted and proposed changes to applicable securities laws, are likely to increase our costs.

     The Sarbanes-Oxley Act of 2002 and the related regulations of the SEC and the AMEX have substantially increased the complexity and cost of corporate governance, financial reporting and disclosure practices for public companies such as ours. These rules and regulations could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly to serve in our finance department and on our audit committee.

Risks Related to Our Capital Structure

     We are controlled by principal stockholders, some of whom are also members of our senior management, who may have the ability to influence fundamental corporate changes if they act in concert.

     As of April 30, 2006, our principal stockholders, members of the Miller family, beneficially owned approximately 33.5% of the outstanding shares of our common stock. Accordingly, if members of the Miller family were to act in concert, they would have the ability to exercise significant control over us with respect to matters submitted to a stockholder vote, including the approval of fundamental corporate transactions, such as mergers and acquisitions, consolidations and asset sales, and electing all members of our Board of Directors. As long as the Miller family controls such a substantial percentage of our shares, third parties may not be able to gain control of us through purchases of our common stock. In addition, members of the Miller family hold positions as executive officers of our Company, including Chairman, Chief Executive Officer, Executive Vice President and Senior Vice President (General Counsel).

     Our stock price is volatile.

     The trading price of our stock is volatile, and this volatility will likely continue in the future. Wide fluctuations in our trading price or volume can be caused by:

  quarterly variations in our operating results;

  variations in the size and terms of our securitizations;

  conditions in the real estate industry and in the asset-backed securities market;

  announcements by significant investors of their intention to sell our shares;

  investor perception of our company and the business that we are in generally;

  announcements or implementation by us or our competitors of new products or services;

  financial estimates by securities analysts; and

  general economic and financial services market conditions, including changes in interest rates.

     In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. If investor interest in financial services companies declines, the price for our common stock could drop suddenly and significantly, even if our operating results are positive. Our common stock has historically traded at low volumes, which may increase the potential illiquidity of an investment in our common stock. If the trading volume of our common stock experiences significant changes, the price of our common stock could also be adversely affected. Furthermore, declines in the trading or price of our common stock could harm employee morale and retention, our access to capital and other aspects of our business.

     Our common stock commenced trading on the AMEX in May 2003. However, we cannot assure you that an active public trading market for our common stock will be sustained. If active trading in our common stock does not continue, the price that you may receive in connection with any sale of your shares may be substantially less than the offering price that you paid for them.

     Our financial results or condition in any period may not meet market expectations, which could adversely affect our stock price.

     The public trading of our stock is based in large part on market expectations that our business will continue to grow and that we will achieve certain levels of net income. If the securities analysts that follow our stock lower their rating or lower their projections for future growth and financial performance, the market price of our stock is likely to drop significantly. In addition, if our quarterly financial performance does not meet the expectations of securities analysts, our stock price would likely decline. The decrease in the stock price may be disproportionate to the shortfall in our financial performance.

     We may need additional capital, which could dilute our stockholders or impose burdensome financial restrictions on our business.

     We may seek to raise additional funds through public or private debt or equity offerings. Additional equity financing may be dilutive to the holders of our common stock. If we obtain funds through a bank credit facility or by issuing debt securities or preferred shares, the indebtedness or preferred shares would have rights senior to the rights of holders of our common stock, and their terms could impose significant restrictions on our operations. If we need to raise additional funds, we may not be able to do so on favorable terms, or at all. If we cannot obtain adequate funds on acceptable terms, we may not be able to implement our business strategy as planned, or at all.

     Future sales of our common stock in the public market could adversely affect our stock price.

     Future sales of shares of our common stock or the availability for future sale of shares of our common stock may reduce the market price of our common stock prevailing from time to time.

     Our current stockholders hold a substantial number of shares of our common stock, which they are able to sell in the public market today. Sales of these shares or the perception that these sales could occur, could harm the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. In addition, as of March 31, 2006, we had approximately 1.9 million shares of our common stock issuable upon exercise of options, approximately 1.2 million of which were currently exercisable, and 157,275 shares of restricted common stock granted and outstanding.

     We have implemented anti-takeover provisions which could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders.

     Provisions of our certificate of incorporation and our bylaws could make it more difficult for a third-party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

  establishing a classified Board of Directors of which approximately one-third of the members of the board are elected each year, and lengthening the time needed to elect a new majority of the board;

  authorizing the issuance of “blank check” preferred stock that could be issued by our Board of Directors to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt; and

  prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders.

     We also are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Subject to specified exceptions, this section provides that a corporation may not engage in any business combination with any interested stockholder during the three-year period following the time that such stockholder becomes an interested stockholder. This provision could have the effect of delaying or preventing a change in control of our Company. These factors could also limit the price that investors or an acquirer might be willing to pay in the future for shares of our common stock.

SELLING STOCKHOLDERS

     We are registering for resale the shares covered by this prospectus on behalf of the stockholders identified below. The stockholders acquired the resale shares from us in a private placement. We are registering the shares to permit the stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate. The following table sets forth:

  the name of the stockholders;

  the number and percent of shares of our common stock that the stockholders beneficially owned prior to the offering for resale of the shares under this prospectus;

  the number of shares of our common stock that may be offered for resale for the account of the stockholders under this prospectus; and

  the number and percent of shares of our common stock to be beneficially owned by the stockholders after the offering of the resale shares (assuming all of the offered resale shares are sold by the stockholders).

     The number of shares in the column “Number of Shares Being Offered” represents all of the shares of our common stock that each stockholder may offer under this prospectus. We do not know how long the stockholders will hold the shares before selling them or how many shares they will sell, and we currently have no agreements, arrangements or understandings with any of the stockholders regarding the sale of any of the resale shares. The shares of our common stock offered by this prospectus may be offered from time to time by the stockholders listed below. Each of the selling stockholders acquired these shares from us under representations that it is acquiring the shares in the ordinary course of its business and for its own account with no present intention of distributing any of such shares or any arrangement or understanding with any other persons regarding the distribution of such shares.

     This table is prepared solely based on information supplied to us by the listed stockholders and other public documents filed with the Commission, and assumes the sale of all of the resale shares. The applicable percentages of beneficial ownership are based on an aggregate of 23,107,586 shares of our common stock issued and outstanding on April 28, 2006, adjusted as may be required by rules promulgated by the Commission.

	Number of Shares			Number of Shares
	Beneficially Owned			Beneficially Owned
	Prior to Offering		Number of	After Offering
			Shares Being
Stockholders	Number	Percent	Offered	Number	Percent

ADAR Investment Fund Ltd.	70,000	*	70,000	--	--

American Liberty Fund	4,000	*	4,000	--	--

Bay Pond Investors (Bermuda)
L.P. (1)	139,400	*	79,300	60,100	*

Bay Pond Partners, L.P. (2)	443,600	1.9%	252,700	190,900	*

Capital Ventures International (3)	40,000	*	40,000	--	--

First Financial Fund, Inc.
(nominee name: Hare & Co.) (4)	208,000	*	76,600	131,400	*

Flagg Street Offshore, LP	588,086	2.5%	40,374	547,712	2.4%

Flagg Street Partners LP	155,711	*	9,680	146,031	*

Flagg Street Partners Qualified
LP	257,998	1.1%	19,946	238,052	1.0%

Harvest Opportunity Partners II
Qualified, LP (5)	18,492	*	18,492	--	--

	Number of Shares			Number of Shares
	Beneficially Owned			Beneficially Owned
	Prior to Offering		Number of	After Offering
			Shares Being
Stockholders	Number	Percent	Offered	Number	Percent

Harvest Opportunity Partners II,
LP (6)	33,960	*	33,960	--	--

Harvest Opportunity Partners
Offshore Fund, Ltd. (7)	18,548	*	18,548	--	--

Iroquois Master Fund Ltd.	75,000	*	75,000	--	--

Kayne Anderson Income
Partners, LP (8)	4,400	*	4,400	--	--

Kayne Anderson Real Assets
Fund, LP (8)	2,200	*	2,200	--	--

Kayne Anderson REIT Fund,
LP (8)	103,400	*	103,400	--	--

Magnetar Capital Master Fund,
Ltd.	300,000	1.3%	300,000	--	--

Nite Capital LP	5,000	*	5,000	--	--

NYC 457/401K Small Cap
Account (nominee name:
Hare & Co.) (9)	47,500	*	9,000	38,500	*

Pequot Capital Management,
Inc. (10)	115,000	*	115,000	--	--

Philadelphia Financial
Management of
San Francisco, L.L.C. (11)	210,000	*	210,000	--	--

RREED REFLEX Master
Portfolio, Ltd.	60,000	*	60,000	--	--

Specialty Finance Investments
LLC	25,000	*	25,000	--	--

Sunova Long Term Opportunity
Fund, L.P.	18,300	*	12,800	5,500	*

Sunova Offshore Ltd.	184,300	*	135,800	48,500	*

Sunova Partners, L.P.	97,900	*	71,400	26,500	*

T. Rowe Price New Horizons
Fund, Inc. (nominee name:
Bridge & Co.) (9)	1,750,000	7.6%	334,000	1,416,000	6.1%

T. Rowe Price New Horizons
Trust (nominee name:
Hare & Co.) (9)	36,000	*	7,000	29,000	*

Tremblant Global Fund LP	26,188	*	5,049	21,139	*

Tremblant Global Fund Ltd.	118,449	*	22,637	95,812	*

Tremblant Partners LP	178,098	*	48,767	129,331	*

Tremblant Partners Ltd.	524,216	2.3%	143,547	380,669	1.6%

Whitebox Intermarket Partners,
LP	92,200	*	75,000	17,200	*

Wolf Creek Investors
(Bermuda) L.P. (12)	99,100	*	46,600	52,500	*

Wolf Creek Partners, L.P. (13)	53,100	*	24,800	28,300	*

* less than 1%

(1) Wellington Management Company, LLP, or Wellington, is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, is deemed to share beneficial ownership over the shares held by Bay Pond Investors (Bermuda) L.P.

(2) Wellington is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, is deemed to share beneficial ownership over the shares held by Bay Pond Partners, L.P.

(3) Heights Capital Management, Inc., the authorized agent of Capital Ventures International (CVI), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. CVI is under common control with one or more broker-dealers, none of whom currently are expected to participate in the resale of the shares purchased by CVI. Such broker-dealers members may be deemed statutory underwriters in respect of the shares held by CVI. CVI acquired the shares in the ordinary course of business as a proprietary investment and without a view to distribution. CVI at the time of purchase had no agreement or understanding, direct or indirect, with any person to sell these shares.

(4) Wellington is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, is deemed to share beneficial ownership over the shares held by First Financial Fund, Inc. (nominee name: Hare & Co.).

(5) JMP Securities LLC, a registered broker-dealer and the lead placement agent in the private placement in which the selling stockholders acquired these shares, and JMP Asset Management LLC are both wholly-owned subsidiaries of JMP Group LLC. JMP Group LLC may be deemed to share beneficial ownership over the shares held by Harvest Opportunity Partners II Qualified, LP, for which JMP Asset Management LLC acts as investment adviser. JMP Asset Management LLC is an investment adviser registered under the Investment Advisers Act of 1940, as amended. JMP Group LLC and JMP Asset Management LLC each disclaim beneficial ownership of all shares held of record by Harvest Opportunity Partners II Qualified, LP to the extent attributable to partnership or equity interests therein held by persons other than JMP Group LLC, JMP Asset Management LLC or any of their affiliates. In the ordinary course of its investment advisory business, JMP Asset Management LLC purchases securities on behalf of the accounts for which it exercises discretionary control. Harvest Opportunity Partners II Qualified, LP was allocated these shares by JMP Asset Management and holds these shares as a proprietary investment without a view to a distribution. Neither JMP Asset Management LLC nor Harvest Opportunity Partners II Qualified, LP at the time of purchase had any agreement or understanding, direct or indirect, with any person to sell these shares.

(6) JMP Securities LLC, a registered broker-dealer and the lead placement agent in the private placement in which the selling stockholders acquired these shares, and JMP Asset Management LLC are both wholly-owned subsidiaries of JMP Group LLC. JMP Group LLC may be deemed to share beneficial ownership over the shares held by Harvest Opportunity Partners II, LP, for which JMP Asset Management LLC acts as investment adviser. JMP Asset Management LLC is an investment adviser registered under the Investment Advisers Act of 1940, as amended. JMP Group LLC and JMP Asset Management LLC each disclaim beneficial ownership of all shares held of record by Harvest Opportunity Partners II, LP to the extent attributable to partnership or equity interests therein held by persons other than JMP Group LLC, JMP Asset Management LLC or any of their affiliates. In the ordinary course of its investment advisory business, JMP Asset Management LLC purchases securities on behalf of the accounts for which it exercises discretionary control. Harvest Opportunity Partners II, LP was allocated these shares by JMP Asset Management and holds these shares as a proprietary investment without a view to a distribution. Neither JMP Asset Management LLC nor Harvest Opportunity Partners II, LP at the time of purchase had any agreement or understanding, direct or indirect, with any person to sell these shares.

(7) JMP Securities LLC, a registered broker-dealer and the lead placement agent in the private placement in which the selling stockholders acquired these shares, and JMP Asset Management LLC are both wholly-owned subsidiaries of JMP Group LLC. JMP Group LLC may be deemed to share beneficial ownership over the shares held by Harvest Opportunity Partners Offshore Fund, Ltd., for which JMP Asset Management LLC acts as investment adviser. JMP Asset Management LLC is an investment adviser registered under the Investment Advisers Act of 1940, as amended. JMP Group LLC and JMP Asset Management LLC each disclaim beneficial ownership of all shares held of record by Harvest Opportunity Partners Offshore Fund, Ltd. to the extent attributable to partnership or equity interests therein held by persons other than JMP Group LLC, JMP Asset Management LLC or any of their affiliates. In the ordinary course of its investment advisory business, JMP Asset Management LLC purchases securities on behalf of the accounts for which it exercises discretionary control. Harvest Opportunity Partners Offshore Fund, Ltd. was allocated these shares by JMP Asset Management and holds these shares as a proprietary investment without a view to a distribution. Neither JMP Asset Management LLC nor Harvest Opportunity Partners Offshore Fund, Ltd. at the time of purchase had any agreement or understanding, direct or indirect, with any person to sell these shares.

(8) The selling stockholder’s general partner is affiliated with KA Associates, Inc., a National Association of Securities Dealers, Inc. member broker-dealer. KA Associates, Inc. may be deemed a statutory underwriter in respect of the shares held by the selling stockholder. The selling stockholder acquired the shares in the ordinary course of business as a proprietary investment and without a view to distribution. The selling stockholder at the time of purchase had no agreement or understanding, direct or indirect, with any person to sell these shares.

(9) T. Rowe Price Associates, Inc., or T. Rowe Price Associates, serves as investment adviser with power to direct investments and/or sole power to vote the shares owned by the funds listed under its name in the table above, as well as shares owned by certain other individual and institutional investors. For purposes of the reporting requirements of the Exchange Act, T. Rowe Price Associates may be deemed to be the beneficial owner of all of the shares listed above; however, T. Rowe Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. T. Rowe Price Associates is a wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. T. Rowe Price Investment Services, Inc., or TRPIS, a registered broker-dealer, is a subsidiary of T. Rowe Price Associates. TRPIS was formed primarily for the limited purpose of acting as the principal underwriter of the shares of the funds listed above, as well as other funds in the T. Rowe price fund family. TRPIS does not engage in underwriting or market-making activities involving individual securities. T. Rowe Price may be deemed a statutory underwriter in respect of the shares held by each of the funds listed above. Each of the funds listed above acquired the shares in the ordinary course of business as a proprietary investment and without a view to distribution. Each of the funds listed above at the time of purchase had no agreement or understanding, direct or indirect, with any person to sell these shares.

(10) Shares beneficially owned by Pequot Capital Management, Inc., or Pequot, are held of record by the following funds in the following amounts: Pequot Willow Creek Partners Fund, L.P., 43,200; Pequot Willow Creek Partners Fund II, L.P., 6,600; Pequot Willow Creek Offshore Fund, Ltd., 39,700; and Pequot Diversified Master Fund, Ltd., 25,500. Pequot which is the Investment Manager/Advisor (as applicable) to the above named funds exercises sole dispositive, investment and voting power for all the shares. Arthur J. Samberg is the controlling shareholder of Pequot and disclaims beneficial ownership of the shares except for his pecuniary interest. Pequot is an affiliate of a limited purpose broker-dealer registered under the Securities Exchange Act of 1934, as amended. Pequot acquired the shares in the ordinary course of business as a proprietary investment and without a view to distribution. Pequot at the time of purchase had no agreement or understanding, direct or indirect, with any person to sell these shares.

(11) Shares beneficially owned by Philadelphia Financial Management of San Francisco, L.L.C. are held of record by the following funds in the following amounts: Boathouse Row I, L.P., 69,006; Boathouse Row II, L.P., 22,344; and Boathouse Row Offshore Ltd., 118,650.

(12) Wellington is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, is deemed to share beneficial ownership over the shares held by Wolf Creek Investors (Bermuda), L.P.

(13) Wellington is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, is deemed to share beneficial ownership over the shares held by Wolf Creek Partners, L.P.

PLAN OF DISTRIBUTION

     The selling stockholders may sell the shares being offered from time to time in one or more transactions:

  on the AMEX or otherwise;

  in the over-the-counter market;

  in negotiated transactions, including an underwritten offering;

  through the writing of options on shares, whether the options are listed on an options exchange or otherwise;

  short sales;

  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  a combination of such methods of sale; or

  any other method permitted pursuant to applicable law.

     The selling stockholders also may transfer the shares by gift.

     The selling stockholders may sell the shares at market prices prevailing at the time of sale, at prices related to those market prices or at negotiated prices. The selling stockholders also may sell the shares pursuant to Rule 144 adopted under the Securities Act, as permitted by that rule. The selling stockholders may effect transactions by selling shares directly to purchasers or to or through broker-dealers. The broker-dealers may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares. The compensation of any particular broker-dealer may be in excess of customary commissions. Because the selling stockholders and broker-dealers that participate with the selling stockholders in the distribution of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. Any commissions received by them and any profit on the resale of shares may be deemed to be underwriting compensation.

     The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. As of the date of this prospectus, there is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

     The shares will be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify certain persons, including broker-dealers and agents, against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

     Upon notification to us by a selling stockholder that any material arrangement has been entered into with broker-dealers for the sale or purchase of shares, we will file a supplement to this prospectus, if required, disclosing:

  the name of the participating broker-dealers;

  the number of shares involved;

  the price at which such shares were sold;

  the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

  that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

  other facts material to the transaction.

     In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-3 that we filed with the Commission under the Securities Act. You should rely only on the information contained in this prospectus or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

     We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read, without charge, and copy the documents we file at the Commission’s public reference rooms at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and in New York, New York and Chicago, Illinois. You can request copies of these documents by writing to the Commission and paying a fee for the copying cost. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Commission filings are also available to the public at no cost from the Commission’s website at http://www.sec.gov and our website at http://www.deltafinancial.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document.

     We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, other than information that is furnished but deemed by the rules of the Commission not to have been filed:

  our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

  our Definitive Proxy Statement for Annual Meeting of Stockholders held on May 24, 2005;

  our Current Report on Form 8-K filed on April 21, 2006;

  our Current Report on Form 8-K filed on April 6, 2006;

  our Current Report on Form 8-K filed on March 28, 2006; and

  the description of our common stock contained in our registration statement on Form 8-A filed under the Exchange Act on May 8, 2003.

     The reports and other documents that we file after the date of this prospectus will update, supplement and supersede the information in this prospectus. You may request and obtain a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

Delta Financial Corporation
1000 Woodbury Road, Suite 200
Woodbury, NY 11797
Telephone No.: (516) 364-8000
Attn: Investor Relations

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares of common stock by the stockholders. All proceeds from the sale of the shares of common stock will be solely for the accounts of the stockholders.

LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Morrison & Foerster LLP, New York, New York.

EXPERTS

     The consolidated financial statements of Delta Financial Corporation and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.
		2,500,000 Shares Common Stock DELTA FINANCIAL CORPORATION Prospectus June 7, 2006

TABLE OF CONTENTS
	Page

Disclosure Regarding Forward-
Looking Statements	2
Our Business	3
Risk Factors	4
Selling Stockholders	22
Plan of Distribution	26
Where You Can Find More Information	28
Use of Proceeds	29
Legal Matters	29
Experts	29